# NEWS RELEASE

**ENERPLUS CORPORATION**
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200  F. 403-298-2211
www.enerplus.com

**April 12, 2012**

## Enerplus Announces Analyst Day Webcast Details

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce the webcast details for our Enerplus Analyst Days.

**Live Webcast Options:**

Date:          Monday, April 16, 2012
Time:          9:00 - 11:30 am MT
               11:00 - 1:30 pm ET
Webcast:       http://w.on24.com/r.htm?e=414231&s=1&k=4C585A9CFD98A5FE08DAA11425C41EC5


Date:          Wednesday, April 18, 2012
Time:          9:00 - 11:30 am ET
               7:00 - 9:30 am MT
Webcast:       http://event.on24.com/r.htm?e=414249&s=1&k=8DE604037D90AD1820B5F1068EDD2096


Date:          Thursday, April 19, 2012
Time:          9:00 - 11:30 am ET
               7:00 - 9:30 am MT
Webcast:       http://w.on24.com/r.htm?e=416139&s=1&k=5B68F9847A07048EA8D73D9656F2DE23


To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.  The login details can also be found on our website at www.enerplus.com.

This presentation will provide an update on our overall operations and plans for 2012.

Electronic copies of our financial statements, news releases, and other public information are available on our website at www.enerplus.com.  For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

- 30 -

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied

**ENERPLUS CORPORATION**
The Dome Tower, Suite 3000
333 – 7<sup>th</sup> Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200  F. 403-298-2211
www.enerplus.com

# NEWS RELEASE

by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.